Exhibit (a)(8)

           HOREJSI TRUST COMMENCES TENDER OFFER FOR PCA COMMON STOCK

BOULDER, CO., January 22, 2007 - The Mildred B. Horejsi Trust ("The Trust") announced today that it has commenced a tender offer for all outstanding shares of common stock of Putnam California Investment Grade Municipal Trust (AMEX:
PCA), a closed-end fund trading on the American Stock Exchange ("AmEx") under the ticker symbol "PCA."

The Trust is offering to pay PCA's shareholders $14.16 per share in cash, without interest, which reflects a premium of 0.6% over the last sale price of the shares reported by the AmEx on Friday, January 19, 2007, the previous trading day's closing price. The Trust's offer to purchase shares is greater than the highest price that shares on the AmEx have traded at over the previous 2 1/2 years. This price, $14.16, which reflects a discount of 4.77% to NAV (based on the latest reported NAV on January 18, 2007), also reflects an increase of $0.09 per share above the closing price reported by the AmEx on Friday, January 19, 2007.

Stewart R. Horejsi, a spokesperson for the Trust, stated that: "The Trust agrees with PCA's current trustees' statement that `the continued operation of PCA as a closed-end fund is in the best long-term interests of PCA's shareholders' and PCA should maintain its closed-end status. However, due to the recent settlements by Putnam Investment and/or Putnam Management with the Securities and Exchange Commission and the Massachusetts Securities Division over their alleged improprieties, and a separate settlement by one of PCA's former trustees regarding other alleged misconduct, the Trust believes it can provide a better solution to address PCA's shareholder concerns, as discussed more fully in the Offer, including changing the incumbent investment adviser and administrator and reducing the high number of trustees from 11 to a more manageable and responsive 5."

"This is an opportunity for PCA's shareholders to realize a sale on their shares greater than the highest price the shares have traded on the American Stock Exchange for the previous 2 1/2 year trading period. It reflects a great opportunity for PCA's shareholders to tender their shares of common stock for likely more than what they paid for them," Mr. Horejsi added. "We expect that the Trust can do a better job than the current advisor and administrator for PCA."

Morrow & Company is acting as the information agent and The Colbent Corporation is the depository. Copies of the Offer to Purchase, the Consent and Letter of Transmittal and related documents may be obtained at no charge from Morrow & Company at (800) 607-0088 (toll-free) or from the SEC's web site at www.sec.gov.
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This news release is not an offer to purchase,  nor is it a  solicitation  of an offer to sell, any securities. The tender offer may only be made pursuant to the Offer to Purchase and the accompanying Consent and Letter of Transmittal.
Holders of shares of common stock of PCA should read carefully the Offer to Purchase and related materials because they contain important information. The Trust intends to mail a copy of the applicable Offer to Purchase, the Consent and Letter of Transmittal and related documents to each of the holders of common stock of PCA.

About the Trust

The purchaser will be the Mildred B. Horejsi Trust, an irrevocable grantor trust domiciled in Alaska and administered and governed in accordance with Alaska law. The Trust is an estate planning trust established in 1965 by Mrs. Mildred Horejsi, the mother of Stewart R. Horejsi, primarily for the benefit of her issue. The Trust is authorized to hold property of any kind and owns primarily marketable securities.

Forward Looking Statements

Any statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties; actual results may differ from the forward-looking statements. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward-looking. The Trust undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


Contact:

Mildred B. Horejsi Trust
Stephen C. Miller
(303) 442-2156